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                             August 4, 2022

       Christine Sheehy
       Chief Financial Officer
       Coeptis Therapeutics Inc.
       105 Bradford Rd, Suite 420
       Wexford, Pennsylvania 15090

                                                        Re: Coeptis
Therapeutics Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            File No. 000-56194
                                                            Response Letter
Dated August 3, 2022

       Dear Ms. Sheehy:

               We have reviewed your August 3, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our July 20,
       2022 letter.

       Form 10-Q for the Period Ended June 30, 2022

       Note 3. License Right, page 9

   1. We note your response to comment 1 and the additional disclosures provided. We continue to believe
more detailed disclosures need to be provided regarding the significant judgments made and
basis for those judgments in determining that the Co-Development
                                                        Options have
alternative future use and should be recorded as assets pursuant to ASC 730-
                                                        10-25-2. Your responses
dated June 9, 2022 and July 7, 2022 addressed multiple of these judgments including
that the pursuit of FDA approval for the use of CD38 assets for at least one indication or
medical device approval is at least reasonably expected as well as that there are third
parties interested in the technologies which would enable you to sell your rights or sell the
CD38 assets upon the written consent of Vy-Gen Bio, which cannot be reasonably withheld.
 Christine Sheehy
Coeptis Therapeutics Inc.
August 4, 2022
Page 2

      Please direct any questions to Nudrat Salik at 202-551-3692, or to Tracey Houser at 202-
551-3736.



FirstName LastNameChristine Sheehy                        Sincerely,
Comapany NameCoeptis Therapeutics Inc.
                                                          Division of
Corporation Finance
August 4, 2022 Page 2                                     Office of Life
Sciences
FirstName LastName